EXHIBIT NO. 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references made to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm and Financial Statements” and “Appendix N — Recipients of Non-Public Portfolio Holdings on an Ongoing Basis” in the Statement of Additional Information of Massachusetts Investors Growth Stock Fund in Post-Effective Amendment No. 96 to the Registration Statement (Form N-1A, No. 2-14677).

We also consent to the incorporation by reference, in such Statement of Additional Information of our report, dated January 15, 2016, with respect to the financial statements and financial highlights of Massachusetts Investors Growth Stock Fund, included in the Annual Report to Shareholders for the fiscal year ended November 30, 2015.

ERNST & YOUNG, LLP
Ernst & Young, LLP

Boston, Massachusetts

March 24, 2016